UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

708160106

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 708160106	Page 2

1	Name of reporting person Pershing Square Capital Management, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IA

13D

CUSIP No. 708160106	Page 3

1	Name of reporting person PS Management GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person OO

13D

CUSIP No. 708160106	Page 4

1	Name of reporting person Pershing Square GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person IA

13D

CUSIP No. 708160106	Page 5

1	Name of reporting person William A. Ackman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

13D

CUSIP NO. 708160106	Page 6

13D

CUSIP NO. 708160106	Page 7

ITEM 1. SECURITY AND ISSUER

This amendment No. 8 to Schedule 13D (this “13D Amendment No. 8”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on October 8, 2010, as amended and supplemented by amendment No. 1 (the “13D Amendment No. 1”), filed on January 25, 2011, amendment No. 2 (the “13D Amendment No. 2”), filed on February 10, 2011, amendment No. 3 (the “13D Amendment No. 3”), filed on February 25, 2011, amendment No. 4 (the “13D Amendment No. 4”), filed on August 19, 2011, amendment No. 5 (the “13D Amendment No. 5”), filed on September 23, 2011, amendment No. 6 (the “13D Amendment No. 6”), filed on January 3, 2013, and amendment No. 7 (the “13D Amendment No. 7”), filed on August 14, 2013 (the Original Schedule 13D as amended and supplemented by the 13D Amendment No. 1, the 13D Amendment No. 2, the 13D Amendment No. 3, the 13D Amendment No. 4, the 13D Amendment No. 5, the 13D Amendment No. 6, the 13D Amendment No. 7, and this Amendment No. 8, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP , the “Reporting Persons”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 6501 Legacy Drive, Plano, Texas 75024-3698.

Capitalized terms not defined in this 13D Amendment No. 8 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

As of August 28, 2013, as reflected in this Amendment No. 8, the Reporting Persons, as a result of the Sale (as defined in Item 4 below), no longer beneficially own any shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons entered into a transaction to sell (the “Sale”) an aggregate of 39,075,771 shares of Common Stock pursuant to a registration statement maintained by the Issuer. In connection with the Sale, Pershing Square, on behalf of certain of its investment funds (collectively, the “Pershing Square Funds”), has executed the Underwriting Agreement, dated August 26, 2013, among the Issuer, the Pershing Square Funds, and Citigroup Global Markets Inc., providing for the public offering of 39,075,771 shares of Common Stock (the “Underwriting Agreement”), which the Reporting Persons have been advised by the Issuer will be filed by the Issuer as an exhibit to its Current Report on Form 8-K, which is expected to be filed on or around August 30, 2013 and which is incorporated herein by reference. The transaction is expected to close on August 30, 2013.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b) As a result of the Sale, the Reporting Persons no longer own any shares of the Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The responses to Items 4 and 6 of this Schedule 13D are incorporated herein by reference.

13D

CUSIP NO. 708160106	Page 8

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with the Sale, Pershing Square, on behalf of the Pershing Square Funds, has entered into the Underwriting Agreement, which the Reporting Persons have been advised by the Issuer will be filed by the Issuer as an exhibit to its Current Report on Form 8-K, which is expected to be filed on or around August 30, 2013 and which is incorporated herein by reference.

13D

CUSIP NO. 708160106	Page 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2013	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

		By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Letter Agreement*

Exhibit 99.4	Stockholders Agreement*

Exhibit 99.5	Second Stockholders Agreement*

Exhibit 99.6	Trading Data*

Exhibit 99.7	Trading Data*

Exhibit 99.8	Registration Rights Agreement*

*	Previously Filed